Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 18, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Agrium Inc.

Form 40-F for Fiscal Year Ended December 31, 2016

Filed on March 2, 2017

File No. 001-14460

On behalf of our client, Agrium Inc. (the “Company”), we hereby submit the responses of the Company to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from Lyn Shenk, dated June 12, 2017, relating to the above-referenced Form 40-F for the Fiscal Year Ended December 31, 2016 (the “Filing”). The Staff’s comments are set forth below followed by the Company’s responses.

The Company has asked us to convey the following as its responses to the Staff:

Form 40-F for Fiscal Year Ended December 31, 2016

Phosphate Operations, page 50

1.	Proven and probable reserves are disclosed for your Rasmussen Valley and Lanes Creek properties. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c). The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

Response to Comment 1

The requested information (collectively, the “Supplemental Information”) will be provided to Mr. Schuler on a supplemental basis, together with the name and contact information of a person that will be available to discuss any questions Mr. Schuler may have with respect to such information. As provided in Rule 12b-4 of Regulation 12B under the Securities Exchange Act of 1934, as amended, the Company requests that the information be considered confidential and be returned to the Company.

The Company wishes to note that, under the Multijurisdictional Disclosure System between the United States and Canada (the “MJDS”), it prepares its mining disclosure in accordance with the requirements of Canadian securities laws, including the requirements of National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), which differ from the requirements of U.S. securities laws (including those contained in Industry Guide 7), and that Canadian securities regulators periodically review such disclosure for compliance with the requirements of NI 43-101. The Company confirms to the Staff that the disclosure in the Filing complies with applicable Canadian requirements as construed by Canadian securities regulators.

The Company also notes that its Conda Phosphate Operations in Idaho (“CPO”), which include the Rasmussen Valley and Lanes Creek properties, are not material to the Company for purposes of NI 43-101, as disclosed on page 50 of the Company’s Annual Information for the year ended December 31, 2016, included as Exhibit 99.1 of the Filing (the “Annual Information Form”). The phosphate reserves associated with such operations comprise less than one percent of the Company’s total assets (on a book value basis) as of December 31, 2016, and such operations contributed approximately two percent of the Company’s total revenue and less than one percent of the Company’s total net income for the year ended December 31, 2016.

2.	We note your potash and phosphate reserves are not updated annually by deducting your production from the previous technical report tabulation or by commissioning an updated technical report. We also note, you do not report your annual mine production from your mining operations. Please tell us if you intend to revise your disclosures prospectively to clarify.

Response to Comment 2

The Company acknowledges the Staff’s comment and advises the Staff that the Company evaluates its potash and phosphate reserves and related mine production on an annual basis in connection with the preparation of its annual report on Form 40-F.

Potash

As part of its annual review of potash reserves, the Company considers whether a new technical report is required under applicable Canadian disclosure requirements, including NI 43-101, as well as whether disclosure updates would provide material information to investors. Under NI 43-101, the Company is only required to file a new technical report if there have been material changes to the scientific and technical information relating to a material property of the Company since the date of the most recent technical report. Updated technical reports and updated reserve estimates are not required on an annual basis. As a result of such evaluations, the Company has obtained new technical reports for its potash operations in three of the eight years preceding the Filing, including most recently in 2014. Such technical reports include estimates of mineral reserves and mineral resources prepared by a Qualified Person, as defined in and required by NI 43-101. The Company’s annual potash production in any given year has a de minimis impact on the Company’s overall potash reserves.

The Company does not report annual potash mine production as a separate metric because the Company’s annual potash production is intended to closely correspond to the amount of potash that can be processed in the Company’s facilities. Therefore, potash mine production, in itself, is neither meaningful nor material to investors – rather, the Company reports its annual processing capacity, total tonnes of potash processed and total tonnes of potash sold on an annual basis. Should potash mine production change materially year-over-year, in addition to reporting the resulting change in potash processed and sold, the Company would expect to disclose the reasons for such change.

Phosphate

The Company respectfully disagrees with the Staff’s conclusion that the Company does not update its phosphate reserves on an annual basis. Unlike potash, phosphate reserves are disclosed as of the end of the period covered by the applicable annual report on Form 40-F. Please see page 50 of the Annual Information Form. The Company has included additional detail regarding such reserves with the Supplemental Information.

As with potash, the Company does not report annual phosphate mine production as a separate metric because such production is set to correspond to the Company’s annual phosphate processing capacity, resulting in the Company’s annual production of phosphate closely corresponding with the amount of phosphate that can be processed in the Company’s facilities. Therefore, phosphate mine production, in itself, is neither meaningful nor material to investors – rather, the Company reports its annual processing capacity, total tonnes of phosphate processed and total tonnes of phosphate products sold on an annual basis. Should phosphate mine production change materially year-over-year, in addition to reporting the resulting change in phosphate processed and phosphate products sold, the Company would expect to disclose the reasons for such change.

Accordingly, except as described in this response, the Company does not expect to revise its disclosures relating to potash or phosphate reserves or mine production.

* * * *

If you have any questions concerning the above response, please do not hesitate to contact the undersigned at (212) 373-3024 or Christian Kurtz at (416) 504-0524.

Sincerely,

/s/ Edwin S. Maynard
Edwin S. Maynard

cc:	Mr. Charles V. Magro

Ms. Susan Jones

Mr. Gary Daniel

Agrium Inc.

Mr. Christian Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP